--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: October 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Evans           George               E.          (Month/Day/Year)       Dobson Communications Corporation (DCEL)
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    (Last)          (First)          (Middle)           02/03/00        5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director           10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
   13439 N. Broadway Ext.                           Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)          X  title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                  President                       Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                                X
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   Oklahoma City      OK               73114                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Employee Stock Option (Right to Buy)  (1)    06/01/06 Class B Common Stock(3) 3,493.81    $86.80          D
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Employee Stock Option (Right to Buy)  (2)    06/01/06 Class B Common Stock(3) 1,152.13   $360.39          D
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Class B Common Stock                                          (3)             3,457                       D
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Explanation of Responses:

(1) The initial options exercisable into 6,950.81 total shares began vesting on January 6, 1998 at a 20% annual rate.
(2) The option vests in five equal annual installments beginning on January 29, 1999.
(3) Under the Company's Agreement and Plan of Recapitalization dated as of January 31, 2000 by and between the Company and its existing shareholders, to be consummated after the effective date but prior to the closing of the Company's initial public offering of Class A Common Stock ("New Class A Common Stock"), the New Class A Common Stock will be created and each share of
    Class B Common Stock will become Class D Common Stock. Upon transfer, each share of Class D Common Stock will automatically convert into 111.44 shares of New Class A Common Stock, subject to adjustment of stock splits, stock dividends, recapitalizations, or reorganizations.
                                                                                /s/ George E. Evans                 02/03/00
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)